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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A

                      AMENDMENT NO. 3 -- Final Amendment

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            THERMOQUEST CORPORATION
                                (NAME OF ISSUER)

                              TMQ ACQUISITION INC.*
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  883655 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                          SANDRA L. LAMBERT, SECRETARY
                         THERMO INSTRUMENT SYSTEMS INC.
                          THERMO ELECTRON CORPORATION
                                81 WYMAN STREET
                                 P.O. BOX 9046
                       WALTHAM, MASSACHUSETTS 02454-9046
                                 (781) 622-1000
  (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                WITH COPIES TO:

          SETH H. HOOGASIAN, GENERAL COUNSEL                           NEIL H. ARONSON, ESQ.
             THERMO ELECTRON CORPORATION                        MINTZ, LEVIN, COHN, FERRIS, GLOVSKY
                   81 WYMAN STREET                                         AND POPEO, PC
                    P.O. BOX 9046                                       ONE FINANCIAL CENTER
          WALTHAM, MASSACHUSETTS 02454-9046                         BOSTON, MASSACHUSETTS 02111
                    (781) 622-1000                                         (617) 542-6000

* On May 11, 2000, TMQ Acquisition Inc. merged with and into ThermoQuest Corporation and, as a result of such merger, ceased to exist as a separate entity.

    This statement is filed in connection with (check the appropriate box):
    a.   [ ]   The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C, or Rule
               13e-3(c) under the Securities Exchange Act of 1934.
    b.   [ ]   The filing of a registration statement under the Securities
               Act of 1933.
    c.   [ ]   A tender offer.
    d.   [X]   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

     Check the following box if this is a final amendment reporting the results of the transaction. [X]

                           CALCULATION OF FILING FEE

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
TRANSACTION VALUATION(1)   AMOUNT OF FILING FEE
------------------------   -----------------------
$140,546,599                   $28,109
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---------------
(1) Calculated, for the purposes of determining the filing fee only, in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. Assumes the purchase of 8,267,447 shares of Common Stock, par value $.01 per share, of ThermoQuest Corporation at $17.00 per share.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $28,109
Form or registration no.: Schedule 13E-3 (File No. 5-51115)
Filing parties: TMQ Acquisition Inc., Thermo Instrument Systems Inc., Thermo Electron Corporation
Date filed: March 6, 2000
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        This Amendment No. 3 amends and supplements the Transaction Statement on
Schedule 13E-3 filed with the Securities and Exchange Commission on March 6, 2000, as amended by Amendment No. 1 and Amendment No. 2 filed with the Securities and Exchange Commission on April 17, 2000 and April 20, 2000, respectively (as amended, the "Transaction Statement"), relating to the short-form merger (the "Merger") of TMQ Acquisition Inc., a Delaware corporation ("Quest Acquisition") and a wholly-owned subsidiary of Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), with and into ThermoQuest Corporation, a Delaware corporation (the "Company" or "ThermoQuest"), pursuant to Section 253 of the Delaware General Corporation Law. This Amendment No. 3 is the final amendment to the Transaction Statement.

ITEM 15.  ADDITIONAL INFORMATION

Item 15 of the Transaction Statement is hereby amended and supplemented to include the following information:

        On May 12, 2000, Thermo Instrument announced that, effective May 11, 2000, Quest Acquisition had merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation of the Merger. Because Quest Acquisition owned in excess of ninety percent (90%) of the outstanding shares of common stock of the Company (the "Shares"), the Merger was effected under Section 253 of the Delaware General Corporation Law with a vote of the Board of Directors of Quest Acquisition but without a meeting of stockholders of the Company. At the effective time of the Merger, the outstanding Shares of the Company were canceled and Shares other than those owned by Quest Acquisition or held in the Company's treasury, were, after being canceled, converted into the right to receive $17.00 per Share in cash, without interest thereon, subject to the exercise of dissenters' rights.

        Prior to the Merger, Thermo Electron Corporation, a Delaware Corporation ("Thermo Electron") and Thermo Instrument contributed their Shares to Quest Acquisition in return for shares of common stock of Quest Acquisition. As a result of these contributions, immediately prior to the Merger, Thermo Instrument and Thermo Electron owned 99.5% and .5%, respectively, of the common stock of Quest Acquisition.


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                                SIGNATURES

After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        THERMO INSTRUMENT SYSTEMS INC.

Date: May 12, 2000                      BY: /s/ Earl R. Lewis
                                        -------------------------------------
                                              Name:   Earl R. Lewis
                                              Title: President and Chief
                                                     Executive Officer

                                        TMQ ACQUISITION INC.*

                                        THERMO ELECTRON CORPORATION

Date: May 12, 2000                      BY: /s/ Theo Melas-Kyriazi
                                        -------------------------------------
                                              Name:   Theo Melas-Kyriazi
                                              Title: Vice President and Chief
                                                     Financial Officer


* On May 11, 2000, TMQ Acquisition Inc. merged with and into ThermoQuest Corporation and, as a result of such merger, ceased to exist as a separate entity.


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                                EXHIBIT INDEX

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

EXHIBIT                 DESCRIPTION

16(a)*                  Letter from Earl R. Lewis,
                        Chief Executive Officer and President of Thermo Instrument.

16(b)* Letter Agreement dated as of March 1, 2000 between Thermo Electron and Thermo Instrument.

16(c)*                  Opinion of J.P. Morgan Securities Inc. and The Beacon Group
                        Capital Services, LLC.

16(f)*                  Delaware General Corporation Law - Section 262.

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                        * Previously filed